UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __) *

OSLER INCORPORATED

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

68831Q203

(CUSIP Number)

March 19, 2014

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is field:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Exhibit Index: Page 6

Cusip No.
68831Q203	SCHEDULE 13G	Page 2 of 7

(1)	NAME OF REPORTING PERSONS

Pacific Venture Marketing Corporation

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

British Columbia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(5)	SOLE VOTING POWER – none

(6)	SHARED VOTING POWER – 3,673,096 shares of common stock

(7)	SOLE DISPOSITIVE POWER – none

(8)	SHARED DISPOSITIVE POWER –3,673,096 shares of common stock

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,673,096 shares of common stock

(10)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.3%

(12)	TYPE OF REPORTING PERSON

CO

Cusip No.
68831Q203	SCHEDULE 13G	Page 3 of 7

(1)	NAME OF REPORTING PERSONS

John Mooney

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(5)	SOLE VOTING POWER – none

(6)	SHARED VOTING POWER – 3,673,096 shares of common stock

(7)	SOLE DISPOSITIVE POWER – none

(8)	SHARED DISPOSITIVE POWER –3,673,096 shares of common stock

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,673,096 shares of common stock

(10)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.3%

(12)	TYPE OF REPORTING PERSON

IN

Cusip No.
68831Q203	SCHEDULE 13G	Page 4 of 7

ITEM 1(a).	NAME OF ISSUER

Osler Incorporated

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

254 South Mulberry Street, Suite 113
Mesa, AZ 85202

ITEM 2(a), (b) and (c).	NAME OF PERSON FILING, ADDRESS OF PRINCIPAL BUSINESS OFFICE AND CITIZENSHIP.

                        This Schedule 13G is being filed on behalf of Pacific Venture Marketing Corporation, a British Columbia, Canada corporation and John P. Mooney, a Canadian citizen (collectively, the “Reporting Persons”).

                        The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

                        The principal business office of the Reporting Persons is 36 - 5531 Cornwall Drive, Richmond, BC, Canada V7C 5N7.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common stock, par value $0.001

ITEM 2(e).	CUSIP No.

68831Q203

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B):

Not applicable.

ITEM 4.	OWNERSHIP

(a)	AMOUNT BENEFICIALLY OWNED:	3,673,096 shares of common stock

(b)	PERCENT OF CLASS:	19.3%

(c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)	Sole power to vote or direct the vote: none
(ii)	Shared power to vote or to direct the vote: 3,673,096 shares of common stock
(iii)	Sole power to dispose or to direct the disposition of: none
(iv)	Shared power to dispose or to direct the disposition of: 3,673,096 shares of common stock

                        This statement is filed on behalf of Pacific Venture Marketing Corporation and John Mooney. Mr. Mooney is the President of Pacific Venture Marketing Corporation. In his capacity as President, Mr. Mooney may be deemed to be the beneficial owner of the shares of common stock owned by Pacific Venture Marketing Corporation as he may direct the vote and disposition of the shares owned by it.

Cusip No.
68831Q203	SCHEDULE 13G	Page 5 of 7

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, or other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

PACIFIC VENTURE MARKETING CORPORATION

Date: March 26, 2014	By:	/s/ John P. Mooney
John Mooney, President

Date: March 26, 2014	/s/ John P. Mooney
JOHN P. MOONEY

Cusip No.
68831Q203	SCHEDULE 13G	Page 6 of 7

 EXHIBIT INDEX

Page

A.	Joint Filing Agreement dated as of March 26, 2014 by and between Pacific Venture Marketing Corporation and John P. Mooney	7

Cusip No.
68831Q203	SCHEDULE 13G	Page 7 of 7

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned have agreed to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to certain shares of common stock of Osler Incorporated and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on March 26, 2014.

PACIFIC VENTURE MARKETING CORPORATION

By:	/s/ John P. Mooney
John Mooney, President

/s/ John P. Mooney
JOHN P. MOONEY